UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

LexinFintech Holdings Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001

(Title of Class of Securities)

528877 103(1)

(CUSIP Number)

Rui Zhang

c/o K2 Partners II Limited

Room C, 20/F, Lucky Plaza, 315-321

Lockhart Road

Wan Chai

Hong Kong

Telephone: +852 3902-3783

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American depositary shares, each representing two Class A Ordinary Shares.

1	Name of Reporting Persons Rui Zhang
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 25,996,814 Class A Ordinary Shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 25,996,814 Class A Ordinary Shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,996,814 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.9%
14	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Persons KPartners Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 22,798,232 Class A Ordinary Shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 22,798,232 Class A Ordinary Shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,798,232 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.9%
14	Type of Reporting Person (See Instructions) CO

1	Name of Reporting Persons K2 Partners II GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 14,531,016 Class A Ordinary Shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 14,531,016 Class A Ordinary Shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,531,016 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.4%
14	Type of Reporting Person (See Instructions) CO

1	Name of Reporting Persons K2 Partners II GP, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 14,531,016 Class A Ordinary Shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 14,531,016 Class A Ordinary Shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,531,016 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.4%
14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Persons K2 Partners II L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 14,468,844 Class A Ordinary Shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 14,468,844 Class A Ordinary Shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,468,844 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.4%
14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Persons K2 Partners II Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 14,468,844 Class A Ordinary Shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 14,468,844 Class A Ordinary Shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,468,844 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.4%
14	Type of Reporting Person (See Instructions) IV

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Amendment”) constitutes Amendment No. 5 to the Schedule 13D (the “Original Schedule 13D”) filed with the U.S. Securities and Exchange Commission (“SEC”) on January 4, 2018, Amendment No. 1 to the Original Schedule 13D filed with the SEC on May 6, 2019 (the “Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on December 18, 2020 (the “Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on July 12, 2023 (the “Amendment No. 3”) and Amendment No. 4 to the Original Schedule 13D filed with the SEC on October 12, 2023 (the “Amendment No. 4,” together with the Original Schedule 13D, the Amendment No. 1, the Amendment No. 2 and the Amendment No. 3 as the “Original Filing”) by the Reporting Persons with respect to the Class A Ordinary Shares, par value $0.0001 per share (the “Shares”), of LexinFintech Holdings Ltd., a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 27/F, CES Tower, No. 3099 Keyuan South Road, Nanshan District, Shenzhen 518057, the People’s Republic of China.

Item 2. Identity and Background

Item 2 of the Original Filing is hereby supplemented by the following:

(a)-(c), (f) This Schedule 13D is being jointly filed by (i) Rui Zhang, a Singapore citizen, (ii) KPartners Limited, a Cayman Islands company, (iii) K2 Partners II GP, LLC, a Cayman Islands company, (iv) K2 Partners II GP, L.P., a Cayman Islands limited partnership, (v) K2 Partners II L.P., a Cayman Islands limited partnership, and (vi) K2 Partners II Limited, a Hong Kong company (collectively, the “Reporting Persons” and each, a “Reporting Persons”).

K2 Partners II Limited solely engages in investment holding and is solely owned by K2 Partners II L.P., whose general partner is K2 Partners II GP, L.P. The general partner of K2 Partners II GP, L.P. is K2 Partners II GP, LLC, which is a majority-owned subsidiary of KPartners Limited. Since May 14, 2019, Rui Zhang has been the controlling shareholder and a director of KPartners Limited. The principal business of the Reporting Persons is at Room C, 20/F, Lucky Plaza, 315-321, Lockhart Road, Wan Chai, Hong Kong.

(d), (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 of the Original Filing is hereby supplemented by the following:

During the period since the filing of the Amendment No. 4, Evergreen Holdings II Limited, a British Virgin Islands company indirectly controlled by Rui Zhang, has disposed of an aggregate of 225,338 Shares on the open market; K2 Partners II GP, L.P. has disposed of an aggregate of 400 Shares on the open market.

On January 24, 2024, K2 Partners II Limited disposed of an aggregate of 3,000,000 Shares as in-kind distribution to K2 Partners II L.P. On the same date, K2 Partners II L.P. distributed 12,520 Shares as in-kind distribution to K2 Partners II GP, L.P., 612,000 Shares to Evergreen Holdings II Limited and 2,375,480 Shares to other entities which are unaffiliated with the Reporting Persons.

On April 19, 2024, K2 Partners II Limited disposed of an aggregate of 6,000,000 Shares as in-kind distribution to K2 Partners II L.P. On the same date, K2 Partners II L.P. distributed 25,026 Shares as in-kind distribution to K2 Partners II GP, L.P., 1,224,000 Shares to Evergreen Holdings II Limited and 4,750,974 Shares to other entities which are unaffiliated with the Reporting Persons.

Following such distributions, the aggregate number of Shares beneficially owned by the Reporting Persons is 25,996,814.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Original Filing is hereby amended and restated as follows:

(a), (b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote Shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote Shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of Shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of Shares, see Row 8 of the cover page of each Reporting Person. The percentage of shares identified is based on 328,260,411 ordinary shares (being the sum of 256,918,184 Class A Ordinary Shares and 71,342,227 Class B Ordinary Shares) of the Issuer outstanding as of December 31, 2023 as a single class.

As of the date hereof, K2 Partners II GP, LLC, K2 Partners II GP, L.P., K2 Partners II L.P., and K2 Partners II Limited have ceased to be the beneficial owner of more than five percent of the Issuer’s outstanding ordinary shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2024

Rui Zhang

/s/ Rui Zhang

KPartners Limited

By:	/s/ Rui Zhang
Name: Rui Zhang
Title: Director

K2 Partners II GP, LLC

By:	/s/ Rui Zhang
Name: Rui Zhang
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2024

K2 Partners II GP, L.P.

By:	/s/ Rui Zhang
Name: Rui Zhang
Title: Director, for and on behalf of
K2 Partners II GP, LLC, General Partner

K2 Partners II L.P.

By:	/s/ Rui Zhang
Name: Rui Zhang
Title: For and on behalf of K2 Partners II GP, L.P., General Partner,
Director of, and for and on behalf of, K2 partners II GP, LLC, Sole General Partner of, and for and on behalf of, K2 Partners II GP, L.P.

K2 Partners II Limited

By:	/s/ Rui Zhang
Name: Rui Zhang
Title: Director